Exhibit 99.1

Trina Solar Announces Updates to Second Quarter 2013 Guidance

CHANGZHOU, China, Aug. 8, 2013  — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, announced today the following updates to its previous guidance made for the quarter ended June 30, 2013.

The Company estimates its solar module shipments in the second quarter of 2013 to be between 630 MW and 660 MW, compared to the Company’s previous guidance of 500 MW to 530 MW. Additionally, for the second quarter of 2013, the Company estimates overall gross margin to be between 11.0% and 12.0%, compared to the Company’s previous guidance of middle single digits in percentage terms.

The Company further expects its bottom line results in the second quarter of 2013 to be impacted by:

•                  An incremental accounts receivables provision of between $8.0 million and $9.0 million.

•                  A charge between $8.5 million and $9.5 million for certain assets that were ceased to be used during the quarter.

The Company will confirm or revise its previous shipment guidance of between 2.0 GW and 2.1 GW for the full year 2013 during its second quarter 2013 earnings conference call.

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

The Company will announce its second quarter 2013 results via a conference call at 8:00 a.m. US ET on August 20, 2013. Details of the conference call can be found in a separate announcement available at the Investor Relations Center on the Company’s website www.trinasolar.com.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Ilse Schache
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (86) 10-6566-2256
Email: trina@brunswickgroup.com

Kevin Zhang, Investor Relations
Phone: + (86) 519-8517-6093 (Changzhou)
Email: ir@trinasolar.com